Exhibit 12
Belo Corp.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year Ended December 31,
	2002		2003		2004		2005		2006
Earnings:
Earnings before income taxes and the cumulative effect of accounting changes	$213,454		$209,460		$215,801		$206,960		$203,683
Add: Total fixed charges	108,451		98,117		94,177		95,159		101,184
Less: Interest capitalized	573		500		163		167		1,666

Adjusted earnings	$321,332		$307,077		$309,815		$301,952		$303,201

Fixed Charges:
Interest	$105,359		$94,110		$90,327		$91,171		$97,320
Portion of rental expense representative of the interest factor (1)	3,092		4,007		3,850		3,988		3,864

Total fixed charges	$108,451		$98,117		$94,177		$95,159		$101,184

Ratio of Earnings to Fixed Charges	2.96	x	3.13	x	3.29	x	3.17	x	3.00	x

(1)	For purposes of calculating fixed charges, an interest factor of one third was applied to total rent expense for the period indicated.